Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209595

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated July 13, 2016

Ferroglobe PLC

106,810,523 Ordinary Shares

This prospectus supplement supplements the prospectus dated July 13, 2016, relating to the offering and resale by the selling stockholders of up to 106,810,523 of our ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”). We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in the attached press release issued by Ferroglobe PLC on August 25, 2016, and filed with the Securities and Exchange Commission on August 26, 2016 in a Report of Foreign Private Issuer on Form 6-K.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

The Ordinary Shares are currently traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “GSM”. On September 2, 2016, the closing price for the Ordinary Shares on the NASDAQ was $8.49 per Ordinary Share.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 7, 2016

Ferroglobe Reports Results for Second Quarter 2016

•	Q2 2016 revenue of $398.0 million, down from $423.5 million in Q1 2016

•	Net loss of $(42.2) million, or $(0.25) on a fully diluted per share basis; Adjusted net loss of $(2.8) million, or $(0.01) on a fully diluted per share basis

•	Reported EBITDA loss of $(46.6) million, which includes an impairment charge of $(58.6) million for Venezuela; Adjusted EBITDA of $17.2 million

•	Operating cash flow generation of $24.3 million and free cash flow generation of $8.6 million

•	Exceeded working capital synergies target of $100 million by reducing working capital by $169.9 million over the last 12 months, including $96.5 million year-to-date

•	Maintained dividend, reflecting confidence in underlying strength of the business

LONDON, August 25, 2016 – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today results for the second quarter of 2016.

In the second quarter of 2016, Ferroglobe posted a net loss of $(42.2) million, or $(0.25) per share on a fully diluted basis. Excluding the impairment charge for Venezuela, due diligence and transaction costs, the company posted an adjusted net loss of $(2.8) million, or $(0.01) per share on a fully diluted basis.

Ferroglobe reported an EBITDA loss of $(46.6) million for the second quarter due to the write-off of the company’s Venezuelan assets $(58.6) million. Excluding the impairment charge for Venezuela, due diligence and transaction costs, Q2 2016 adjusted EBITDA was $17.2 million.

Net sales in the second quarter totalled $398.0 million, down from $423.5 million sequentially. In the second quarter, Ferroglobe’s average selling price for silicon metal declined by 6% from the previous quarter’s average selling price, primarily due to pressure from low-priced imports. During this period, the average selling price for silicon-based alloys remained flat and the average selling price for manganese alloys, new to our product mix, increased 2% from the first quarter of 2016.

In terms of sales volumes, silicon metal experienced a decline of 5% quarter over quarter, but improved dynamics in the steel industry allowed sales increases of 2% in silicon alloys and a strong 11% in manganese alloys.

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Shipments in metric tons:
Silicon Metal	175,347	85,242	90,105
Silicon Alloys	148,259	74,786	73,473
Manganese Alloys	134,331	70,756	63,575

Total shipments*	457,937	230,784	227,153

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Average selling price ($/MT):
Silicon Metal	$2,311	$2,230	$2,387
Silicon Alloys	$1,432	$1,430	$1,433
Manganese Alloys	$771	$777	$764

Total*	$1,574	$1,525	$1,624

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Average selling price ($/lb.):
Silicon Metal	$1.05	$1.01	$1.08
Silicon Alloys	$0.65	$0.65	$0.65
Manganese Alloys	$0.35	$0.35	$0.35

Total*	$0.71	$0.69	$0.74

*	Excludes by-products and other

“The pricing environment in silicon metal has remained tough this quarter, primarily due to increased pressure from low-priced imports. While in silicon metal we continue to achieve spot sales prices above the index, as we said last quarter, we do not expect overall market pricing to begin recovering before late 2016. In the meantime, we are focused on positioning ourselves for the future by managing costs, optimizing the operational footprint of our business, pursuing both organic and inorganic growth opportunities, identifying non-core asset divestiture opportunities and extracting the synergies from our merger,” said CEO Pedro Larrea. “Financial discipline and prudent management of our business remain our core priorities, and we have made significant progress on our cost base and working capital. Despite a challenging pricing environment, we continue to generate cash flows and reduce our net debt, maintaining our strong balance sheet.”

Continued focus on financial discipline and balance sheet strength

Ferroglobe reported an EBITDA of $(46.6) million, primarily due to a large impairment charge and a continued challenging pricing environment. The company impaired its assets in Venezuela based on the continuous operating losses and the overall operating environment in that country and is currently evaluating strategic options in Venezuela overall.

Excluding the impairment charge, due diligence and transaction costs, Q2 2016 adjusted EBITDA was $17.2 million. Overall the price decline adversely impacted EBITDA by $(16.1) million quarter-over-quarter, partially offset by a meaningful reduction of production cost on a per ton basis, aggregating to $11.1 million in Q2 2016.

Moreover, when compared to legacy Globe Specialty Metals production costs (measured in $/lb) in silicon metal and silicon alloys, Ferroglobe achieved post-combination cost reductions of 22% in the first half of the year, and it has already reached $28 million in captured synergies year-to-date.

Ferroglobe generated operating cash flows of $24.3 million in Q2 2016, or $53.9 million year-to-date. A significant part of the operating cash flows comes from working capital improvements of $41.2 million during Q2 2016, bringing improvements year-to-date to $96.5 million and to $169.9 million over the last 12 months. The company has generated $43.9 million of free cash flow year-to-date, of which $8.6 million was generated during Q2 2016.1 Ferroglobe’s net debt was $413 million at the end of Q2 2016, compared to $421 million at the end of Q1 2016.

“In addition to systematic cost improvements, we continue to drive integration savings, cost reductions and platform optimization. We expect to deliver on our annualized run rate synergies target of $65 million by the end of 2016 with approximately $28 million achieved in 1H 2016. We are also closely reviewing our asset portfolio and considering actionable opportunities to improve our footprint. Recently, we have renegotiated our power contracts in Argentina which will enable us to restart the facility next week and reverse the negative impact of that facility since February of 2016,” concluded Larrea.

The Board has decided to maintain the quarterly interim dividend of $0.08 per share, further reflecting the confidence in the underlying strength of the business and the company’s long-term outlook.

[1]	Free cash-flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment”, calculated excluding the impact of the $32.5 million shareholder settlement paid in the quarter ended March 31, 2016.

Adjusted EBITDA:

	Six Months Ended	Quarter Ended	Quarter Ended
	June 30, 2016	June 30, 2016	March 31, 2016
Loss attributable to the parent	$(67,937)	(42,238)	(25,699)
Loss attributable to non-controlling interest	(13,291)	(7,080)	(6,211)
Income tax (benefit) expense	(28,261)	(29,038)	777
Net finance expense	14,523	6,908	7,615
Exchange differences	2,004	276	1,728
Depreciation and amortization charges, operating allowances and write-downs	67,532	24,534	42,998
EBITDA	(25,430)	(46,638)	21,208
Transaction and due diligence expenses	7,868	5,227	2,641
Impairment loss	58,587	58,587	—
Globe purchase price allocation adjustments	10,022	—	10,022

Adjusted EBITDA, excluding above items	$51,047	17,176	33,871

Adjusted diluted loss per share:

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Diluted loss per ordinary share	(0.40)	(0.25)	(0.15)
Tax rate adjustment	0.05	(0.01)	0.06
Transaction and due diligence expenses	0.03	0.02	0.01
Impairment loss	0.23	0.23	—
Globe purchase price allocation adjustments	0.04	—	0.04

Adjusted diluted loss per ordinary share	(0.05)	(0.01)	(0.04)

Adjusted net loss attributable to Ferroglobe:

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
Loss attributable to the parent	$(67,937)	(42,238)	(25,699)
Tax rate adjustment	6,775	(3,964)	10,739
Transaction and due diligence expenses	5,351	3,555	1,796
Impairment loss	39,839	39,839	—
Globe purchase price allocation adjustments	6,815	—	6,815

Adjusted loss attributable to the parent	$(9,157)	(2,808)	(6,349)

Conference Call

Ferroglobe will review second quarter 2016 results during a conference call at 9:00 a.m. Eastern Time on August 26, 2016. The dial-in number for the call for participants in the United States is 877-293-5491 (conference ID 71333535). International callers should dial +1 914-495-8526 (conference ID 71333535). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at http://edge.media-server.com/m/p/frvz6jap.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted loss attributable to parent and adjusted diluted loss per ordinary share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided above and in the attached financial statements.

*             *             *

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016	Year Ended December 31, 2015 *
Sales	$821,432	$397,953	$423,479	$2,039,608
Cost of sales	(534,607)	(252,764)	(281,843)	(1,225,313)
Other operating income	6,050	3,717	2,333	20,455
Staff costs	(139,233)	(72,050)	(67,183)	(330,382)
Other operating expense	(119,315)	(64,374)	(54,941)	(351,929)
Depreciation and amortization charges, operating allowances and write-downs	(67,532)	(24,534)	(42,998)	(141,097)
Impairment losses	(58,587)	(58,587)	—	(52,042)
Other losses	(1,170)	(533)	(637)	(3,473)

Operating loss	(92,962)	(71,172)	(21,790)	(44,173)
Finance income	685	442	243	1,343
Finance expense	(15,208)	(7,350)	(7,858)	(34,521)
Exchange differences	(2,004)	(276)	(1,728)	29,993

Loss before tax	(109,489)	(78,356)	(31,133)	(47,358)
Income tax benefit (expense)	28,261	29,038	(777)	(62,546)

Loss for the period	(81,228)	(49,318)	(31,910)	(109,904)
Loss attributable to non-controlling interest	13,291	7,080	6,211	13,308

Loss attributable to the parent	$(67,937)	$(42,238)	$(25,699)	$(96,596)

EBITDA	(25,430)	(46,638)	21,208	96,924
Adjusted EBITDA	51,047	17,176	33,871	294,799
Weighted average shares outstanding
Basic	171,838	171,838	171,838
Diluted	171,838	171,838	171,838
Loss per ordinary share
Basic	(0.40)	(0.25)	(0.15)
Diluted	(0.40)	(0.25)	(0.15)

*	- Represents combined Globe and FerroAtlantica results on a pro forma basis.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30, 2016	March 31, 2016	December 31, 2015
ASSETS
Non-current assets
Goodwill	$404,015	404,009	403,929
Other intangible assets	71,247	72,041	71,619
Property, plant and equipment	941,580	1,011,395	1,012,367
Non-current financial assets	10,091	9,969	9,672
Deferred tax assets	51,337	36,767	36,098
Other non-current assets	21,881	21,558	20,615

Total non-current assets	1,500,151	1,555,739	1,554,300
Current assets
Inventories	374,795	396,319	425,372
Trade and other receivables	216,322	250,331	275,254
Current receivables from related parties	3,705	10,784	10,950
Current income tax assets	22,302	17,488	9,273
Current financial assets	18,005	3,979	4,112
Other current assets	12,299	10,529	10,134
Cash and cash equivalents	135,774	114,019	116,666

Total current assets	783,202	803,449	851,761

Total assets	$2,283,353	2,359,188	2,406,061

EQUITY AND LIABILITIES
Equity	$1,220,184	1,271,747	1,294,973
Non-current liabilities
Deferred income	6,512	10,879	4,389
Provisions	82,250	81,900	81,853
Bank borrowings	231,202	255,057	223,676
Obligations under finance leases	84,059	90,643	89,768
Other financial liabilities	8,283	8,414	7,549
Other non-current liabilities	3,741	3,679	4,517
Deferred tax liabilities	183,878	205,064	206,648

Total non-current liabilities	599,925	655,636	618,400
Current liabilities
Provisions	13,867	8,361	9,010
Bank borrowings	219,922	174,921	182,554
Obligations under finance leases	13,841	13,976	13,429
Payables to related parties	2,353	6,343	7,827
Trade and other payables	134,122	148,367	147,073
Current income tax liabilities	2,139	9,716	10,887
Other current liabilities	77,000	70,121	121,908

Total current liabilities	463,244	431,805	492,688

Total equity and liabilities	$2,283,353	2,359,188	2,406,061

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended June 30, 2016	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(81,228)	$(49,318)	$(31,910)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax (benefit) expense	(28,261)	(29,038)	777
Depreciation and amortization charges, operating allowances and write-downs	67,532	24,534	42,998
Finance income	(685)	(442)	(243)
Finance expense	15,208	7,350	7,858
Exchange differences	2,004	276	1,728
Impairment losses	58,587	58,587	—
Loss (gain) on disposals of non-current and financial assets	191	242	(51)
Other adjustments	979	291	688
Changes in operating assets and liabilities
Decrease in inventories	57,696	14,347	43,349
Decrease in trade receivables	54,236	28,439	25,797
Increase in trade payables	(8,741)	(10,651)	1,910
Other*	(58,901)	(16,050)	(42,851)
Income taxes (paid) received	(11,277)	1,497	(12,774)
Interest paid	(13,469)	(5,767)	(7,702)

Net cash provided by operating activities	53,871	24,297	29,574

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(523)	(87)	(436)
Property, plant and equipment	(42,484)	(15,676)	(26,808)
Non-current financial assets	(273)	(273)	—
Current financial assets	(13,918)	(13,865)	(53)
Disposals:
Intangible assets	—	(30)	30
Property, plant and equipment	—	(104)	104
Current financial assets	99	99	—
Interest received	709	466	243

Net cash used by investing activities	(56,390)	(29,470)	(26,920)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(13,747)	—	(13,747)
Increase/(decrease) in bank borrowings:
Borrowings	82,969	25,978	56,991
Payments	(38,075)	11,623	(49,698)
Other amounts paid due to financing activities	(4,563)	(3,851)	(712)

Net cash provided (used) by financing activities	26,584	33,750	(7,166)

TOTAL NET CASH FLOWS FOR THE PERIOD	24,065	28,577	(4,512)

Beginning balance of cash and cash equivalents	116,666	114,019	116,666
Exchange differences on cash and cash equivalents in foreign currencies	(4,957)	(6,822)	1,865

Ending balance of cash and cash equivalents	$135,774	$135,774	$114,019

*	Includes the cash outflow impact of the $32.5M shareholder settlement during the quarter ended March 31, 2016.